EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2017

(In thousands)

Earnings
Net income before minority interest	$57,686
Amortization of capitalized interest	396
Federal and state income taxes	32,834
Fixed charges	15,701
Total Earnings as Defined	$106,617

Fixed Charges
Interest expense on long-term debt and other	$14,252
Interest on rentals*	500
Amortization of debt issuance costs	654
AFUDC - borrowed funds	295
Total Fixed Charges	$15,701

Ratio of Earnings to Fixed Charges	6.79X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.